SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PORTUGAL TELECOM, SGPS, S.A.

(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.

(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each

American Depositary Shares, each representing one ordinary share, nominal value €1 per share

(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)

American Depositary Shares (CUSIP: 737273102)

(CUSIP Number of Class of Securities)

Nuno Prego

Investor Relations Director

Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, 40

1069-300 Lisboa

Portugal

+351 21 500 1701

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.	Press Release of Portugal Telecom, SGPS, S.A., dated February 7, 2006, entitled “Portugal Telecom informs on an unsolicited offer.”

2.	Press Release of Portugal Telecom, SGPS, S.A., dated February 7, 2006, entitled “Board of Directors informs on public tender offer.”

IMPORTANT NOTICE

The attached communications have been made public by Portugal Telecom, SGPS, S.A. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 1,128,856,500

Registered in the Conservatory of the Commercial Registry of Lisbon

under no. 03602/940706

Collective Person no. 503 215 058

Portugal Telecom informs of an unsolicited offer

Lisbon, Portugal, 7 February 2006 – Portugal Telecom informs that Sonae SGPS has made a preliminary announcement of its intention to launch an unsolicited offer for a controlling stake of PT. The Board of Directors of PT is scheduled to meet today to review this announcement.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director nuno.prego@telecom.pt Portugal Telecom Tel: +351 21 500 1701 Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 1,128,856,500

Registered in the Conservatory of the Commercial Registry of Lisbon

under no. 03602/940706

Collective Person no. 503 215 058

Board of Directors informs on public tender offer

Lisbon, Portugal, 7 February 2006 – The Board of Directors met today to review the terms of the preliminary tender offer announcement, which was unsolicited and hence hostile, over Portugal Telecom (PT), the largest Portuguese economic group.

Following the information on the preliminary announcement, PT’s Board considers that the offer:

>	does not outline a strategy or long term vision for the PT Group, today with approximately 40 million customers and 30 thousand employees in 14 countries around the world;

>	implies a high degree of uncertainty, given the significant anti-trust and regulatory restrictions, for which no solutions are laid out in the terms of the preliminary announcement;

>	does not provide details on the funding of the offer, which as a result of its financing through a highly leveraged structure may imply the dismantling of the PT Group;

>	limits, or seeks to limit, PT’s management flexibility, well in excess of what is determined under Portuguese law, in a highly competitive and dynamic sector, which demands a high level of investment.

The Board of Directors is of the opinion that the current and future value of PT is considerably higher than the offer price, and will inform the company’s shareholders of its formal response once a formal offer document has been posted. In the meantime, shareholders are strongly advised to wait for the Board’s recommendations to be issued in due course.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	NunoPrego, Investor Relations Director nuno.prego@telecom.pt Portugal Telecom Tel: +351 21 500 1701 Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.